Exhibit 99.6

Consent of Proposed Director

I, Jude Uzonwanne, hereby consent to the following:

●	to serve as a director of Akers Biosciences, Inc. if the transactions contemplated by the Agreement and Plan of Merger and Reorganization, dated November 11, 2020, by and among Akers Biosciences, Inc., XYZ Merger Sub, Inc. and MyMD Pharmaceuticals, Inc. are consummated, including the merger of MyMD Pharmaceuticals, Inc. with and into XYZ Merger Sub, Inc., with MyMD Pharmaceuticals, Inc. continuing as the surviving corporation (the “Merger”);

●	to be named as a proposed director of Akers Biosciences, Inc. in the Registration Statement on Form S-4, including the joint proxy and consent solicitation statement/prospectus, to be filed by Akers Biosciences, Inc. in connection with the Merger, and in any and all amendments and supplements thereto (collectively, the “Registration Statement”); and

●	to the filing of this consent as an exhibit to the Registration Statement.

	Date:	01/09/2021
Jude Uzonwanne